 Filed Pursuant to Rule 253(g)(2)

File No. 024-12686

Tranquil Healthcare Fund I, LLC

EXPLANATORY NOTE

This Supplement to the Offering Circular (“Supplement”) should be read in conjunction with the offering circular dated June 25, 2026 (the “Offering Circular”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular. Capitalized terms not otherwise defined shall have the meaning ascribed to them in the Offering Circular.

The initial Offering Circular, which was qualified on June 29, 2026, is available HERE.

SUPPLEMENT TO OFFERING CIRCULAR DATED JUNE 25, 2026

THIS SUPPLEMENT IS DATED JULY 28, 2026

Tranquil Healthcare Fund I, LLC. (the “Company”, “Tranquil”, “we”, “us”, “our”) is filing this supplement to update, amend, and/or replace certain information contained in the Offering Circular as set forth below. Part of this Supplement is being filed to include the attached Current Report on Form 1-U filed by the Company with the Securities and Exchange Commission on July 28, 2026.

1.	Company May Receive Subscriptions and Issue Class A Preferred Shares Directly

The following referenced pages of the Offering Circular are updated with respect to Tranquil’s right to receive information and funds from investors that do not wish to utilize the Transfer Agent’s Platform in their disclosure of investor information or receipt of Tokens representing Class A Preferred Shares:

Page 25:

The risk factor entitled “There may be Risks related to loss of keys by an Investor in this Offering” is replaced in entirety with the following:

There may be Risks related to loss of keys by an Investor in this Offering.

Investors do not custody any blockchain wallet or private keys. Access to the Transfer Agent's investor portal is for purposes of viewing account information, receiving distributions, and managing investor profile data only, and does not constitute custody or control of any Token. All Tokens are held by the Transfer Agent in the Omnibus Wallet at all times. If the investor forgets the password or loses the passkeys for the investment platform, they can restore access by contacting the Transfer Agent directly. If the investor loses access to their email account or passkeys, which was used during the account creation process, they are instructed to contact the Transfer Agent's team and validate their identity to reset the investment platform access for them. Until the password is reset, the investor may not be able to view its account nor transact. Investors who subscribe directly with the Company may not be required to complete their initial subscription through the Platform, but their ownership of Class A Preferred Shares will still be recorded on the Transfer Agent’s official master securityholder file.

Page 30:

The “Subscription Procedures” section under “Plan of Distribution” of the Offering Circular is replaced in entirety with the following:

Subscription Procedures

If you decide to subscribe for the Offered Shares in this Offering, you should carefully review the Company’s subscription agreement. A copy of the form of subscription agreement is attached to this Offering Circular as Exhibit 4.1. Investors may submit their Subscription Agreements to the Company either through the Transfer Agent’s platform (the “Platform”), which is an online service operated by the Transfer Agent on behalf of the Company and provides “back-end” functionality for processing subscription and payments, or directly with the Company. The Platform is not an ATS or broker-dealer. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted either (i) through the Platform, whereby investors will review and complete their subscription agreements online and make payment of the purchase price through a third-party processor to an account we designate or (ii) directly through the Company, subject to substantially similar requirements. The information on the Company’s offering page, while using the Platform’s technology, is presented and under the control of the Company. We further note that the Platform is operational and is accessible at tranquil.healthcare/invest and iOS and Android Apps.

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The Company may ask an investor to provide identification or documents proving their accreditation before accepting their subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason. If the Offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction. Further, pursuant to the applicable subscription agreement, the subscriptions are irrevocable by the investor. If a subscription is rejected, funds will be returned to the investor without deduction or interest.

Since there is no minimum amount to complete a closing under this Offering, the Company may immediately deposit the proceeds from accepted subscription agreements into the Company’s bank account, and subject to the requirement to deposit eight percent (8.00%) of subscriptions in the Reserve Account to be maintained as a contingency reserve for Distributions (which may be invested, at management’s discretion, into cash equivalents), the Company may use such proceeds in accordance with the Use of Proceeds.)

You shall deliver funds by either check, ACH deposit, wire transfer, or such other consideration as the Company deems appropriate, pursuant to the instructions set forth in the subscription agreement. Upon confirmation that a subscriber’s funds have cleared, confirmation that your subscription has been accepted will be sent to you within 48 hours of the applicable closing electronically.

Any potential investor should take ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision.

Page 35:

The “Transfer Agent / no Certificates” section under “Plan of Distribution” of the Offering Circular is replaced in entirety with the following:

Transfer Agent / No Certificates

The Company has engaged T7X Equity Inc. to act as transfer agent (“Transfer Agent”) for the Class A Preferred Shares being issued in this Offering. We intend to issue the Class A Preferred Shares as a token on a public, permissionless blockchain (the “Tokens”). The maintenance of the Tokens will occur on a gated platform controlled by the Transfer Agent. Such ownership records will then be indexed onto the blockchain by the Transfer Agent. The Transfer Agent’s offline private records will be the official record in the event of a discrepancy. Investors may submit subscription agreements and corresponding funds to the Company either directly or through the Transfer Agent’s platform. The information related to all accepted subscriptions will be provided to the Transfer Agent for recording on the master securityholder file, and the Transfer Agent’s master securityholder file will remain the official record of ownership of the Class A Preferred Shares.

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The Transfer Agent will reconcile the blockchain index to the master securityholder file daily. If there is any discrepancy between the blockchain index and the Transfer Agent’s master securityholder file, the Transfer Agent’s master securityholder file will control in all cases. The Transfer Agent may correct the records in the T7X transfer agent system, and any correction may then be indexed to the blockchain.

Page 35:

The “How to Subscribe” section under “Plan of Distribution” of the Offering Circular is replaced in entirety with the following:

How to Subscribe

Investor Account

When subscribing to this Offering, investors will go through a Know Your Customer (“KYC”) process in order to verify an investors information prior to the acceptance of any subscriptions. Upon acceptance of an investor’s subscription agreement, an account will be set-up on our Transfer Agent’s platform, that is controlled directly by the subscriber.

Investors subscribing through the Platform may transfer funds into its account at the Transfer Agent by authorizing an electronic transfer using the ACH network from investor’s designated and verified bank account (or other means that may be permitted by the Transfer Agent) to its funding account. Investors can view their cash positions in their self-custodied account at the Transfer Agent, through an “Investor Dashboard”. Investors subscribing directly with the Company may deliver funds by check, ACH, wire transfer, or such other method as the Company may approve, pursuant to instructions provided by the Company. Any distributions on the Class A Preferred Shares will be made in accordance with the Operating Agreement and the Company’s distribution procedures, which may include payments through the Transfer Agent, direct payments by the Company, or such other payment method as the Company may approve.

Subscription Procedures

Investors seeking to purchase our Class A Preferred Shares who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire Offering Circular and any supplements accompanying this Offering Circular.
•	Complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this Offering Circular as Exhibit 4.1.
•	Complete Client onboarding including KYC and establishing an account with our Transfer Agent or alternatively provide such information as the Company, or its respective services providers may reasonably require before accepting the subscription.
•	Deliver funds for the purchase of the Class A Preferred Shares either through the Platform or directly to the Company by ACH, wire transfer, or such other method the Company may approve.

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By executing the subscription agreement and paying the total purchase price for our Class A Preferred Shares subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for Class A Preferred Shares, to the extent not an “Accredited Investor” (as defined in Rule 501) does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

We will offer the Class A Preferred Shares in this Offering for a period of twelve (12) months from the date of commencement of this Offering after qualification or until we raise the maximum amount being offered, whichever occurs earlier, but there is No guarantee that any amount of our preferred shares will be sold. This Offering will commence within two (2) days of the date of qualification by the SEC. We reserve the right to terminate or extend the Offering for any reason at any time. Subscriptions will be accepted on a rolling basis and, once received, are irrevocable by investors. Subscriptions will be binding upon investors and will be accepted or rejected by us at our discretion.

To the extent that the funds are not ultimately received by us or are subsequently withdrawn by the subscriber, the subscription agreement will be considered terminated, and the subscriber will not be entitled to any Class A Preferred Shares subscribed for or distributions that may have accrued.

For investors who fund subscriptions through the Platform, an investor must transfer funds held in its Transfer Agent account to its own bank account to utilize the funds in any way other than investment in our Class A Preferred Shares. Upon request, our Transfer Agent, will transfer funds back to an investor’s verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of our Class A Preferred Shares or otherwise irrevocably committed through the T7X Platform. An investor may transfer funds out of its T7X Platform account at any time by accessing their Investor Dashboard and selecting “request withdrawal”. Funds withdrawn will be released and made available in the investor’s funding account typically within 48 hours. Investors may withdraw uncommitted funds by accessing their Investor Dashboard on the T7X Platform and selecting the option to move uncommitted funds held in the T7X account back to their personal bank account. This transfer typically takes three to five business days to complete.

Minimum Purchase Requirements

You must initially purchase at least 250 Class A Preferred Shares in this Offering, or $2,500 based on the current per share price. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at no less than $10. However, in certain instances, and in our sole discretion, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager.

2.	Revolving Line of Credit and Investor Presentation

See attached Current Report on Form 1-U.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 28, 2026

TRANQUIL HEALTHCARE FUND I, LLC

(Exact name of issuer as specified in its charter)

Delaware	39-5126583
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West 41st Street

New York, NY 10036

(Address of principal executive offices)

646-902-4953

(Issuer’s telephone number, including area code)

Class A Preferred Shares (represents a Class A Preferred limited liability interest)

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Credit Agreement

On July 28, 2026, Tranquil Healthcare Fund I, LLC (the “Company”) entered into a credit agreement (the “Credit Agreement”) with T7X Assets LLC (the “Lender”), an affiliate of T7X Equity Inc., the Company’s transfer agent. Pursuant to the Credit Agreement, the Lender agreed to make available to the Company a non-revolving credit facility in an aggregate principal amount of up to $200,000. Advances under the Credit Agreement may be used solely to fund expenses approved by the Company and the Lender relating to media, advertising, marketing, investor awareness, investor acquisition, public relations, digital marketing and related campaigns (the “Approved Expenses”).

The Lender may make advances by paying vendors and other service providers directly on behalf of the Company. Each such payment will constitute an advance to the Company under the Credit Agreement as of the date the payment is made. Each advance will bear interest at a fixed rate of 7.00% per annum and will mature six months after the date of the applicable advance. The Company’s obligations under the Credit Agreement are unsecured, and the Company may prepay outstanding principal and accrued interest at any time without penalty.

As of the date hereof, no advances have been made under the Credit Agreement and no principal amount is outstanding.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the form of Credit Agreement filed as Exhibit 6.1 and incorporated herein by reference.

Updated Investor Presentation

On July 28, 2026, the Company made available an updated investor presentation (the “Investor Presentation”) in connection with the Company’s ongoing offering of Class A Preferred Shares pursuant to its Offering Statement on Form 1-A, which was qualified on June 29, 2026. The Investor Presentation was updated primarily to reflect that the Offering Statement has been qualified by the Securities and Exchange Commission and that prospective investors may submit subscription documents directly to the Company.

A copy of the Investor Presentation is filed as Exhibit 99.1 to this Current Report on Form 1-U and is incorporated herein by reference.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of Credit Agreement between Tranquil Healthcare Fund I, LLC and T7X Assets LLC
99.1	Investor Presentation

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANQUIL HEALTHCARE FUND I, LLC

By: Tranquil Healthcare Holdings, Inc. Its Manager

By: /s/ Tyler Ehler
Name: Tyler Ehler Title: Chief Executive Officer of Manager Date: July 28, 2026

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